(COLUMBUS ENERGY CORP. LETTERHEAD)




                                February 12, 1997




VIA FEDERAL EXPRESS


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention:  Ellie Quarles, Examiner

Re:  Columbus Energy Corp. ("Registrant")
     Registration Statement on Form S-2
     File No. 333-19643

Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, the undersigned Registrant hereby requests withdrawal of the above Registration Statement on Form S-2. The Registrant has determined to request withdrawal because of a recent decline in the market price of the Registrant's common stock and a subsequent determination by its Board of Directors that the registration would not be in the best interests of its current stockholders. None of the securities covered by the registration statement have been offered or sold.

Please call me if you have any questions regarding this withdrawal request.

                                            Yours very truly,

                                            COLUMBUS ENERGY CORP.

                                            /s/ Harry A. Trueblood, Jr.
                                            ---------------------------
                                            Harry A. Trueblood, Jr.
                                            Chairman and President